Exhibit 99.1

Ninetowns Internet Technology Group Company Limited

Announces Completion of Merger

BEIJING, May 30, 2014 — Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger dated January 29, 2014 (the “Merger Agreement”), among the Company, Ninetowns Holdings Limited (“Parent”) and Ninetowns Merger Sub Limited (“Merger Sub”). As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on May 29, 2014, each outstanding ordinary share of the Company (“Share”) has been cancelled in exchange for the right to receive US$1.80 per Share and each American depositary share (“ADS”), each representing one Share, has been cancelled in exchange for the right to receive US$1.80 per ADS (less a US$0.05 per ADS cancellation fee pursuant to the terms of the ADS deposit agreement), in each case, in cash, without interest and net of any applicable withholding taxes, except for the Shares (including Shares represented by ADSs): (a) beneficially owned by Parent, Merger Sub, Mr. Shuang Wang, Ms. Min Dong, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork, (b) represented by ADSs held by JPMorgan Chase Bank, N.A. (the “Depositary”) for the Company which were reserved for issuance upon exercise of options and vesting of restricted shares under the Company option plans as well as Shares represented by ADSs previously repurchased by the Company and (c) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Islands Companies Law.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the merger consideration will be made to surrendering ADS holders and holders of ADSs in uncertificated form as soon as practicable after the Depositary receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Market (the “NASDAQ”) be suspended beginning on May 30, 2014. The Company requested that the NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligation to furnish to or file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; economic and political conditions globally; and other risks and uncertainties discussed in documents filed with the SEC by the Company. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Ninetowns (NASDAQ: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Contacts:

Investor Relations (Beijing)

Jack Jiang

Financial Controller

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9822

jiangshipeng@ninetowns.com

Investor Relations (U.S.)

Roland Tomforde

Managing Director

Taylor Rafferty

+1 (212) 889 4350

ninetowns@taylor-rafferty.com